Exhibit 3.12

State of Delaware

Certificate of Merger of a Foreign Limited Liability Company into a

Domestic Limited Liability Company

Pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act.

First: The name of the surviving Limited Liability Company is ATM National LLC, a Delaware Limited Liability Company.

Second: The name of the Limited Liability Company being merged into this surviving Limited Liability Company is LocatorSearch, LLC. The jurisdiction in which this Limited Liability Company was formed is New York.

Third: The Agreement of Merger has been approved and executed by both Limited Liability Companies.

Fourth: The name of the surviving Limited Liability Company is ATM National, LLC.

Fifth: The executed agreement of merger is on file at 3250 Briarpark Drive, Suite 400, Houston, Texas 77042, the principal place of business of the surviving Limited Liability Company.

Sixth: A copy of the agreement of merger will be furnished by the surviving Limited Liability Company on request, without cost, to any member of the Limited Liability Company or any person holding an interest in any other business entity which is to merge or consolidate.

IN WITNESS WHEREOF, said Limited Liability Company has caused this certificate to be signed by an authorized person, this 3rd day of August, A.D., 2011

By:	/s/ Michael E. Keller
Authorized Person

Name:	Michael E. Keller
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